SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                             (Amendment No. 1)

                 Under the Securities Exchange Act of 1934

                          OptimumCare Corporation
                              (Name of Issuer)

                  Common Stock, par value $.001 per share
                      (Title of Class of Securities)

                                 68388V100
                               (CUSIP Number)

                         Aries Financial Services, Inc
                             David R. Walner, Esq.
                           375 Park Avenue, Suite 1501
                             New York, NY 10152
                              (212) 832-4340
        (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                  June 26 and 27, July 2, 5 and 18, 1996
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:

     Check the following box if a fee is being paid with this
     Statement:


                                 SCHEDULE 13D


  CUSIP NO. 68388V100

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Financial Services, Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3 below)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                             7                    SOLE VOTING POWER
                                                  None
       NUMBER OF
         SHARES              8                    SHARED VOTING POWER
      BENEFICIALLY                                129,500
        OWNED BY
          EACH
       REPORTING             9                    SOLE DISPOSITIVE POWER
         PERSON                                   None
         WITH
                             10                   SHARED DISPOSITIVE POWER
                                                  129,500

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      129,500

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.6%

 14   TYPE OF REPORTING PERSON*
      CO


                                 SCHEDULE 13D


  CUSIP NO. 68388V100

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Domestic Fund, L.P.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                             7                    SOLE VOTING POWER
                                                  None
       NUMBER OF
         SHARES
      BENEFICIALLY           8                    SHARED VOTING POWER
        OWNED BY                                  58,000
          EACH
       REPORTING             9                    SOLE DISPOSITIVE POWER
         PERSON                                   None
         WITH
                             10                   SHARED DISPOSITIVE POWER
                                                  58,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      58,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   1.2%

 14   TYPE OF REPORTING PERSON*
      PN


                                 SCHEDULE 13D

  CUSIP NO. 68388V100

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Aries Trust

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                             7                    SOLE VOTING POWER
                                                  None
       NUMBER OF
         SHARES
        BENEFICIALLY         8                    SHARED VOTING POWER
          OWNED BY                                71,500
           EACH
          REPORTING          9                    SOLE DISPOSITIVE POWER
           PERSON                                 None
           WITH
                             10                   SHARED DISPOSITIVE POWER
                                                  71,500

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      71,500

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.4%

 14   TYPE OF REPORTING PERSON*
      OO (see Item 2)


                                 SCHEDULE 13D


       CUSIP NO. 68388V100

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindsay A. Rosenwald, M.D.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

                             7                    SOLE VOTING POWER
                                                  None
       NUMBER OF
         SHARES
       BENEFICIALLY          8                    SHARED VOTING POWER
         OWNED BY                                 129,500
          EACH
        REPORTING            9                    SOLE DISPOSITIVE POWER
         PERSON                                   None
          WITH
                             10                   SHARED DISPOSITIVE POWER
                                                  129,500

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      129,500

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.6%

 14   TYPE OF REPORTING PERSON*
      IN



Item 1.   Security and Issuer.

     (a)  Common Stock, $.001 par value ("Shares")

          OptimumCare Corporation
          30011 Ivy Glenn Drive, Suite 219
          Laguna Niguel, CA  92677

Item 2.   Identity and Background.

     Names of Persons Filing:

     (a) This statement is filed on behalf of Dr. Lindsay Rosenwald, Aries Financial Services, Inc. ("Aries Financial"), Aries Domestic Fund, L.P. ("Aries Domestic") and The Aries Trust ("Aries Trust") (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) Dr. Rosenwald's, Aries Financial's, and Aries Domestic's business address is 375 Park Avenue, Suite 1501, New York, New York, 10152. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager and sole shareholder of Aries Financial,(1) a Subchapter S incorporated in Delaware. Aries Financial is the General Partner of Aries Domestic,(2) a limited partnership incorporated in Delaware. Aries Financial is the Investment Manager to Aries Trust,(3) a Cayman Islands Trust.

          ___________________
          1 Please see attached Exhibit B indicating the executive officers and directors of Aries Financial and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is hereby incorporated by reference.

          2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partner, officers and directors. Exhibit C is hereby incorporated by reference.

          3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D in hereby incorporated by reference.


     (d) Dr. Rosenwald, Aries Financial, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Aries Financial, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Aries Domestic used its general funds to effect the purchase of a total of 178,500 shares for an approximate purchase price of $205,210. Aries Trust used its general funds to effect the purchase of 152,000 shares for an approximate purchase price of $172,680.

Item 4.   Purpose of Transaction.

          The Reporting Parties initially acquired the Shares of Common Stock of the Issuer in a series of open market purchases made in July and September of 1995 (as previously described in the original Schedule 13-D filed by the Reporting Parties) as an investment in the Issuer.

          In June and July of 1996 the Reporting Parties sold certain of the acquired Shares in various open market transactions as detailed in
          Item 5 (c) herein.

          Although the Reporting Parties have not formulated any definitive plans, they have recently disposed of certain shares of the Issuer and may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
          Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) As of July 24, 1996, Dr. Rosenwald and Aries Financial, through acquisition of the Shares by the Aries Trust and Aries Domestic, beneficially owned 129,500 shares or 2.6% of the Issuer's securities and Aries Trust and Aries Domestic beneficially owned as follows:


                                              Amount Owned

               Aries Domestic                58,000 Shares
               Aries Trust                   71,500 Shares

          (b) Dr. Rosenwald and Aries Financial share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

          (c) The following sales were made by Aries Domestic in the open market in the sixty days prior to July 24, 1996:

                   Date       No. of Shares       Market Price
               06/26/96             41,500            1.000
               06/27/96             10,000            1.000
               07/02/96             14,000            1.000
               07/05/96              5,000            1.000
               07/18/96             10,000            0.875
               07/19/96             40,000            0.828

               The following sales were made by Aries Trust in the open market in the sixty days prior to July 24, 1996:

                   Date       No. of Shares       Market Price
               07/02/96              14,000            1.000
               07/05/96              16,500            1.000
               07/18/96              10,000            0.875
               07/19/96              40,000            0.828

          (d)  Not applicable.

          (e) Dr. Rosenwald and Aries Financial ceased to be beneficial owners of more than five percent of the Common Stock of the Company on July 5, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Aries Financial is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Aries Financial receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the President and sole shareholder of Aries Financial. Except as set forth in this Schedule 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits:

Exhibit A -    Copy of an Agreement between Dr. Rosenwald, Aries Financial,
               Aries Domestic and Aries Trust to file this Statement on
               Schedule 13D on behalf of each of them.

Exhibit B -    List of executive officers and directors of Aries Financial and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of executive officers and directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.


                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  ARIES FINANCIAL SERVICES, INC.

Dated:    July 24, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  ARIES DOMESTIC FUND, L.P.
                                  By Aries Financial Services, Inc.
                                     General Partner

Dated:    July 24, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  THE ARIES TRUST
                                  By Aries Financial Services, Inc.
                                     Investment Manager

Dated:    July 24, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

Dated:    July 24, 1996
          New York, NY           By  /s/ Lindsay A. Rosenwald, M.D.
                                     Lindsay A. Rosenwald, M.D.



                                  EXHIBIT A

                                  AGREEMENT

                         JOINT FILING OF SCHEDULE 13D

          The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of OptimumCare Corporation and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                  ARIES FINANCIAL SERVICES, INC.

Dated:    July 24, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  ARIES DOMESTIC FUND, L.P.
                                  By Aries Financial Services, Inc.
                                     General Partner

Dated:    July 24, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  THE ARIES TRUST
                                  By Aries Financial Services, Inc.
                                     Investment Manager

Dated:    July 24, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

Dated:    July 24, 1996
          New York, NY           By  /s/ Lindsay A. Rosenwald, M.D.
                                     Lindsay A. Rosenwald, M.D.




                                  EXHIBIT B

     The name and principal occupation or employment, which in each instance is with Aries Financial Services, Inc. ("Aries Financial") located at 375 Park Avenue, Suite 1501, New York, New York, 10152, of each executive officer and director of Aries Financial is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT

Dr. Lindsay Rosenwald                 Chairman of the Board, President of Aries
                                      Financial Services, Inc., Paramount
                                      Capital Investments, LLC and
                                      Paramount Capital, Inc.

Peter Morgan Kash                     Director of Aries Financial Services, Inc.
                                      Senior Managing Director, Paramount
                                      Capital, Inc.

Dr. Yuichi Iwaki                      Director of Aries Financial Services, Inc.
                                      Professor, University of Southern
                                      California School of Medicine

Item 2.

     During the five years prior to the date hereof, none of the above persons (to the best of Aries Financial's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.





                                  EXHIBIT C

     The name and principal occupation or employment, which is located at 375 Park Avenue, Suite 1501, New York, New York, 10152, of the General Partner of Aries Domestic is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT

Aries Financial Services, Inc.             General Partner; Investment Manager

     Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.




                                  EXHIBIT D

     The name and principal occupation or employment, which in each instance is with The Aries Trust ("Aries Trust") located at 375 Park Avenue, Suite 1501, New York, New York, 10152, of each executive officer and director of Aries Trust is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT

Aries Financial Services, Inc.               Investment Manager

MeesPierson (Cayman) Limited                 Trustee

     Exhibit B is hereby incorporated by reference.


Item 2.

     During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.